Exhibit 11(a)(48)

     FOUR REGULATORY EXPERTS COMMENT ON NISOURCE'S PROPOSED TRANSACTION
                            WITH COLUMBIA ENERGY

   MERRILLVILLE, IN, OCTOBER 19, 1999   NiSource Inc. (NYSE: NI)
   announced today that four former state regulatory commissioners retained by the board of directors to review the proposed NiSource / Columbia Energy transaction have each separately concluded that NiSource's six to nine month timeframe to complete the transaction is reasonable and that NiSource's financing plan creates no incremental regulatory risk.

   The former state regulators are: Andrew C. Barrett, who served on the Illinois Commerce Commission and the Federal Communications Commission; Charles J. Cicchetti, Ph.D., who served as the Chairman of the Wisconsin Public Service Commission; Bruce B. Ellsworth, former New Hampshire Public Utilities Commissioner and former President of the National Association of Regulatory Utility Commissioners; and Robert C. Yardley, Jr., former Chairman of the Massachusetts Department of Telecommunications and Energy. The regulators were asked to review publicly available information related to the proposed Columbia/ NiSource transaction and render their opinions from a regulatory perspective.

   TIMING OF REGULATORY APPROVALS.

   All four of the former state utility commissioners agreed that NiSource's six to nine month timeframe for completing the transaction is reasonable. Bruce Ellsworth said, "Based upon the apparent absence of any antitrust issues and the non-contiguous nature of the respective companies' service territories, I am confident, based upon my own experience, that the regulatory process could be completed, in a cooperative environment, within six to nine months."

   Andrew Barrett added, "Having participated in six or seven mergers of this size during my regulatory career, the 6-9 month timeframe that NiSource has proposed is reasonable. Based on recent precedents within the regulatory jurisdictions that need to undertake a review process, I am convinced that the process can be completed in an expedited manner."

   FINANCING OF THE TRANSACTION.

   The former state commissioners all agreed that given the fact that the rating agencies have stated that NiSource will maintain its investment grade credit rating, the financing plan for the proposed transaction creates no incremental regulatory risk.

   Robert Yardley said, "To date, these agencies have indicated that the merged entity will continue to merit a strong investment grade rating. This will ensure that the distribution subsidiaries have the access to capital at reasonable cost required to fulfill their public service obligations after the merger is complete. Regulators can take considerable comfort in the rigor of the review performed by the financial community, and by the rating agencies in particular, when addressing financial issues in the merger proceedings."

   Charles Cicchetti added, "Regulators will look to the projected end-game when evaluating the combined company's capital structure.
   Regulators would find that the pro forma balance sheet is consistent with other similar energy companies and approved mergers."


   CUSTOMER BENEFITS

   Mr. Cicchetti also discussed how the combination of NiSource and Columbia would create numerous benefits for customers. Mr. Cicchetti said, "This transaction combines two energy companies that complement each other in three ways. First, a major electric and gas utility (NiSource) will combine with an interstate natural gas pipeline and distribution utility to form a new company, stretching from Texas to Maine. This will extend converged energy services to the companies' respective, non-overlapping service territories and facilitate a new retail electric supplier in Columbia's service territories.

   "Second, this vast geographic region will have varying time, geography, weather and fuel dimensions. This will result in a more efficient natural gas and electric supply network that will enable the combined entity to sell physical commodities more competitively and arbitrage across the differences. In addition, this supply-side efficiency will encourage the combined company to offer financial services and various hedging contracts to large customers and, through aggregation, to smaller retail consumers over a region that represents over 30 percent of the U.S. population and 40 percent of the energy consumed in the nation.

   "Third, customer choice, efficiency, and new products and services will drive regulatory approval just as they drive the shareholder value strategy that makes this transaction so compelling," Mr.
   Cicchetti concluded.

   NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company's offer for Columbia may found on the Internet at www.yes2nisource.com and about the company at www.nisource.com.

   This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such a offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston Corporation or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its November 12, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.


   INVESTOR CONTACT:                            MEDIA CONTACT:
   NiSource Inc.                                NiSource Inc.
   Dennis Senchak                               Maria Hibbs
   (219) 647-6085                               (219) 647-6201

                          Abernathy MacGregor Frank
                           Joele Frank/Dan Katcher
                               (212) 371-5999

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